Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-141861 on Form S-3 and in Registration Statement Nos. 333-213712 and 333-141344 on Form S-8 of AMREP Corporation of our report dated July 23, 2024, with respect to the consolidated balance sheet of AMREP Corporation as of April 30, 2024, and the related consolidated statement of operations, comprehensive income, shareholders’ equity and cash flows for the year ended April 30, 2024, and the related notes, before the effects of the adjustments and the related required disclosures to retrospectively apply the changes in accounting related to the adoption of Accounting Standards Update 2023-07 “Segments” described in Note 15, which appears in this annual report on Form 10-K for the year ended April 30, 2025.

/s/ Baker Tilly US, LLP

McLean, Virginia

July 25, 2025